Exhibit 99.1

Media Contacts: Sharon Ginga, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-255 sharong@optibase.com

Jim Sheehan, SeaChange International 001-978-889-3064 jim.sheehan@schange.com

Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

OPTIBASE AND SEACHANGE COLLABORATE IN SUPPORT OF IPTV SERVICES

Optibase Media Gateways to interoperate with SeaChange TV Platform

HERZLIYA, Israel, and ACTON, Mass., October 26, 2006 – Digital video leaders Optibase Ltd. (Nasdaq:OBAS) and SeaChange International (Nasdaq: SEAC) today announced that they will extend their product interoperability in support of IPTV services. Optibase will integrate its carrier-class media gateways with SeaChange’s TV Platform, empowering Optibase’s telco and hybrid network customers to deliver rich media over xDSL and other IP-based networks.

Designed to support IPTV opportunities, the Optibase Media Gateway family encodes, transcodes, transmits and recasts live video in real-time. From enterprise to state-of-the-art, carrier-grade MPEG-4 AVC (H.264) streaming solutions, Optibase provides high quality solutions for advanced digital video processing and streaming. The SeaChange TV Platform is an IPTV solution that includes modular client/set-top, network and back office software options that empower operators to rapidly launch with a wealth of compelling subscriber services.

Committed to driving industry standards, both companies’ platforms are built on open, standards-based architectures to ease integration and accelerate time to market with competitive IPTV services. TV Platform, whether deployed as an end-to-end solution or in modules, allows operators to “plug and play” carrier-grade services or equipment, such as Optibase’s telco-grade MGW 5100.

Yossi Aloni, vice president of marketing at Optibase, stated, “Leveraging SeaChange’s vast experience in client middleware and Optibase’s expertise in high-quality video streaming over IP networks enables us to offer a truly integrated IPTV solution.” He continued, “Expanding the Optibase IPTV ecosystem, we will utilize our respective competitive advantages to drive IPTV opportunities. This partnership extends our range of superior solutions to provide network operators with a highly reliable IPTV solution.”

Venkat Krishnan, director of IPTV platforms at SeaChange, said, “TV Platform was developed for operators to easily brand, launch and bill a universe of video content and services. Optibase’s integration ensures new options for a cost-effective approach to IPTV, including bringing all of the advantages of IPTV to today’s low cost set-top boxes.”

About SeaChange
SeaChange provides digital video systems that are changing television.  Its powerful server and software systems enable television operators to provide new on-demand services and to gain greater efficiencies in advertising and content delivery.  With its Emmy-winning MediaCluster technology, thousands of SeaChange systems are helping broadband, broadcast and satellite television companies to streamline operations, expand services and increase revenues. SeaChange is headquartered in Acton, Massachusetts and has product development, support and sales offices throughout the world.  Visit www.schange.com.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.